AVTO METALS PUBLIC LIMITED COMPANY

Unaudited Financial Statements
for the three months ending 30 June 2007
for the first quarter of Fiscal Year 2008

SUPPL

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

PROFIT AND LOSS ACCOUNT
For the three months ended 30 June 2007

	30 June 2007	30 June 2006
	$	$
Expenditure		
Administration fees	70,000	16,200
Development fees	40,202	
Total Expenditures	$110,202	16,200
Loss for the period	(110,202)	(16,200)
Accumulated loss brought forward	(283,845)	(81,000)
Accumulated loss carried forward	$ (394,047)	$ (97,200)

AVTO METALS PUBLIC LIMITED COMPANY

Registered No (Gibraltar) 92964

BALANCE SHEET
As at 30 June 2007

	30 June 2007	30 June 2006
	$	$
Current Assets		
Debtors	832,772	1,044,620
Total Net Assets	$ 832,772	$ 1,044,620
Capital and Reserves		
Called up Share Capital	53,671	53,586
Share Premium Account	1,173,148	1,088,234
Profit and Loss Account	(394,047)	(97,200)
Total Shareholders' Funds	$ 832,772	$ 1,044,620

END